Exhibit 99.1
FOR RELEASE September 1, 2010

Pure Nickel Response to Litigation filed by Bankrupt Western Utah Copper Company.

TORONTO: September 1, 2010. Pure Nickel Inc. (TSX: NIC, OTCBB: PNCKF) today announces that on Friday August 27, 2010, Western Utah Copper Company (“WUCC”) filed an action in bankruptcy court in Utah, U.S., against Nevada Star Resource Corp and Pure Nickel. This action is essentially identical to an amendment to WUCC’s counterclaims that WUCC previously proposed to make to the existing counterclaims that it previously filed in response to our June 2009 action. In the past we have commented in our annual and quarterly statements, specifically our Management Discussion and Analysis, that we believe WUCC’s existing counterclaims in that action are without merit. We continue to believe the counterclaims and the August 27 action are without merit. We do not anticipate the need to make provision for this matter.

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, and expectations, plans, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group Investor Relations
Jeff Walker
T. 1-888-221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

CHF Investor Relations
Alison Tullis
Senior Account Manager
T. (416) 868-1079
Email: Alison@chfir.com
Website: www.chfir.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com